

March 31, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Texas certifies its approval for listing and registration of the following securities of Trump Media & Technology Group, Corp, under the Exchange Act of 1934:

- Common stock, par value $0.0001 per share

- Redeemable Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50

Sincerely,

Craig A. Martin

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com